Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Denny’s Corporation Registration Statement Nos. 333-53031, 333-58169, 333-58167, 333-95981 (such Registration Statement also constitutes a post-effective amendment to Registration Statement No. 333-53031), 333-103220 and 333-120093 on Form S-8, and Registration Statement No. 333-117902 on Form S-3 of our report dated February 7, 2003 (March 14, 2005 as to the effects of the restatement discussed in Note 2), which expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for intangible assets in 2002 to conform to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, as described in Note 2, appearing in this Annual Report on Form 10-K of Denny’s Corporation, for the year ended December 29, 2004.

/s/ DELOITTE & TOUCHE LLP

Greenville, South Carolina

March 14, 2005